GENCO RESOURCES LTD.

Management’s Discussion and Analysis

For the Year Ended December 31, 2006

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)

MD&A 12-31-06

April 27, 2007

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of Genco Resources Ltd. (the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006 and the year ended December 31, 2005 which are available along with further information on the Company including the news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP).  All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

This Management’s Discussion and Analysis contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions.  The words “may”, “would”, “could”, “will”, “intend”,  “plan”, “believe”,  “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities.  Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  The Company does not intend, and does not assume any obligation to update these forward-looking statements.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

Background

The Company’s core assets are the producing La Guitarra and San Rafael Mines, located in the Temascaltepec Mining District of Mexico.  Through its wholly owned subsidiary, Rule Nevada Inc., the Company owns six unpatented and eight patented claims in the Devils Gate – Chinatown Mining District of Nevada, known as the Oest Claims.  The Company owns and maintains crown granted mineral claims in the Highland Valley of British Columbia, the Transvaal Property.  At this time the Company has no plans to develop the Oest Claims or Transvaal Property, but will maintain all claims in good standing for future exploration or disposition.

La Guitarra Mine and Temascaltepec Mining District, Mexico

In August 2003 the Company completed the acquisition from Luismin S.A. de C.V. (“Luismin”) of La Guitarra Compañia Minera S.A. de C.V. (“La Guitarra”), a Mexican company which owns and operates a producing silver/gold mine located in central Mexico, and all of its assets, including the rights to exploit the entire Temascaltepec Mining District.  The purchase price was US$5,000,000 with an initial payment of US$1,000,000 of Common Shares of the Company made on closing and payments of US$500,000 payable on the first through eighth anniversaries of closing.  All payments are payable in cash or Common Shares of the Company at its sole discretion.  To date the Company has issued 2,170,742 Common Shares and paid US$1,000,000 in cash to satisfy the initial payment and first three annual payments to Luismin.

By news release dated October 27, 2006 the Company released the results of an independent audit of mineral reserves and resources for the La Guitarra Mine and Temascaltepec Mining District.  Reserves and resources as of July 31, 2006 were audited in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Properties (“NI 43-101”) of the Canadian Securities Administrators.  The report dated September 22, 2006 was prepared by Glenn R. Clark, a qualified independent person for NI 43-101 reporting purposes, and the findings were as follows:

Classification	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Silver Eq. (oz)
Proven reserve	99,600	223	3.28	714,000	1,264,000
Probable reserve	136,500	567	1.92	2,489,000	2,889,000
Inferred resource	3,000,000	450	1.6	43,403,000	51,103,000

Cut-off grades for the underground resources and reserves were based on silver equivalent of 320 grams per tonne (g/t) using US$5.50/ounce silver and US$500/ounce gold.  Reserves and resources were calculated using information obtained from channel sampling and diamond drilling.  For areas to be mined from surface no cut-off was applied and all channel sampling was included.  Contained ounces were calculated using 50:1 silver to gold ratio to reflect prices at the time.  The forecast total cash operating costs was $54.61 per tonne for calendar 2006.

Accomplishments

La Guitarra and San Rafael Mines

Since purchasing La Guitarra the Company has upgraded existing infrastructure and opened the San Rafael Mine adjacent to La Guitarra Mine (collectively “La Guitarra”).  During fiscal 2006 capital investments at La Guitarra focused on expanding infrastructure in La Guitarra for increased future production and collecting geological information to assist in planning district exploration and development.  Work during the year included: construction of 3,800 meters of ramps, cross cuts and drifts; 18,000 meters of diamond and core drilling consisting of 15,100 meters of surface drilling and 2,900 meters of underground diamond drilling; and development of over 100 meters of new ore passes and ventilation raises. In addition La Guitarra and San Rafael Mines were connected on a second level, waste rock dumps were expanded and an underground maintenance facility was constructed.

Plans for fiscal 2007 include over 3,200 meters of underground development to access the new reserves identified by the ongoing drill program.  Surface and underground drilling is expected to continue at the same rate in order to identify new resources and reserves.  Concurrent with the exploration and development work, design and costing studies will be conducted to expand mining and processing operations in the near future.  Applications will be prepared to obtain all necessary environmental and development permits associated with expansion of mine operations.

Nazareno

Underground exploration and development to test the feasibility of reopening the historic Nazareno Mine (located approximately four kilometres northwest of La Guitarra) continued during 2006 with over 300 meters of underground drifts and crosscuts completed.

Plans for fiscal 2007 include approximately 200 additional metres of ramps and crosscuts, up to 2,000 metres of diamond drilling and metallurgical testing of samples obtained from old workings and fresh ore.  In an effort to facilitate the development at Nazareno the Company plans to upgrade infrastructure to provide year round access to the site.

Mina de Agua

Sampling was conducted on the Santa Ana and Cascaras Veins at Mina de Agua (located approximately five kilometres southeast of La Guitarra) during the first half of 2006.  This information was used to develop a surface diamond drill program, and as of December 31, 2006, over 7,400 meters of surface diamond drilling had been completed.

Management made a decision in the fall of 2006 to construct an underground exploration ramp to access the Santa Ana Vein.  This will allow the extraction of test ore and enhance the information data base prior to making a commercial production decision.

During fiscal 2007 Company plans include continued diamond drilling of the multiple veins located at Mina de Agua, development of proven and probable ore blocks defined by 2006 drilling, test mining of developed ore blocks and infrastructure improvements.

General

The Company continues its efforts to contain costs in an inflationary environment. The Company has ordered new mill equipment for La Guitarra Mill, which is expected to reduce costs by approximately US$3.00 per tonne of ore milled or US$0.24 per silver equivalent ounce produced based on current proven reserve average grades.  These mill upgrades are expected to be completed in Q2 of fiscal 2007.  It is anticipated there will be minimal disruption of metal production while the upgrade work is conducted.  When the new mill equipment is in place the Company expects to maintain ore production at or near the mill’s design capacity of 340 tonnes per day (tpd).

On August 3, 2006 the Company announced that it had initiated a district wide exploration project in the Temascaltepec Mining District (see news release dated August 3, 2006).  The first phase is to include up to 15,000 meters of trenching, 50,000 meters of core drilling and district wide mapping and sampling.   As of December 31, 2006 over 2,000 meters of trenching and 20,000 meters of core drilling were complete.  The majority of phase one work is expected to be completed by the end of Q2 fiscal 2007.  The Company has used information gained during phase one to develop plans for future district exploration, mine development and expansion of production.

Overall Performance

The Company’s sales improved in 2006 reaching $8,568,324 (2005 - $7,187,026) largely as a result of higher realized prices for silver and gold.  Actual silver production increased over 2005 while gold production was significantly lower.  Lower gold production was a result of higher than normal average gold grades mined in 2005.  Silver equivalent ounces produced fell due to a lower silver/gold conversion ratio for the year and the lower overall gold production.  Ore production increased during the year and in the third quarter of 2006 a second shift was added at La Guitarra Mill.  During the fourth quarter a third mill shift was trained for anticipated increased mill throughput beginning the first half of 2007.

The following table summarizes the combined production of La Guitarra and San Rafael Mines.

	2006	2005
Tonnes milled	53,873	45,924
Silver equivalent ounces	777,710	919,510
Silver ounces	532,506	438,232
Gold ounces	4,705	8,047
Silver equivalent grade (gpt)	501	658
Average realized silver price US$	11.54	7.36
Average realized gold price US$	601.70	440.19
Gold$/silver$ equivalency factor	52.12	59.81

Production Costs

Production costs increased at La Guitarra with a cash operating cost of US$5.26 (2005 - US$4.76), total cash cost of US$5.61 (2005 - US$5.03) and total production costs of US$6.53 (2005 - US$5.62) per silver equivalent ounce produced.  The increased production costs are largely attributable to the lower total ounces produced during the year.

Selected Annual Information

	December 31,	December 31,
	2006	2005
	$	$
Total revenue	8,568,324	7,187,026
Operating profit	2,967,581	2,582,409
Net income (loss)	(1,492,392)	719,078
Net income (loss) per-share	(0.05)	0.03
Net income (loss) per-share fully diluted	(0.05)	0.03

Total assets	22,445,075	14,905,482
Total long-term liabilities	3,005,842	2,636,481
Cash dividends per-share	–	–

For the year ended December 31, 2006 the Company recorded revenues of $8,568,324 (2005 - $7,187,026), cost of sales of $5,600,743 (2005 - $4,604,617) and gross income from operations of $2,967,581 (2005 - $2,582,409).  The Company posted a net loss of $1,492,392 (2005 - net income $719,078) and a net loss per share of $0.05 (2005 – net gain $0.03).  Net income was significantly affected by two non-cash factors in 2006 the recognition of a stock compensation expense of $1,666,470 and a future income tax expense of $841,996.  Together these non-cash expenses contributed $2,508,466 (2005 - $362,490) to total annual expenses.

Assets totaled $22,445,075 at December 31, 2006, an increase of $7,539,593 during the year. Asset growth reflects the ongoing development of the San Rafael Mine, development at Mina de Agua and Nazareno and district exploration.  In 2006 current assets increased $2,403,734 to $4,803,473 (December 31, 2005 - $2,399,739) and the net working capital increased to $1,525,734 (December 31, 2005 - $846,625). These increases were primarily attributable to the proceeds of the exercise of warrants and increased receivables for mineral shipments. Current liabilities increased $1,724,625 over the year to stand at $3,277,739 on December 31, 2006.  The increase in current liabilities was due to higher levels of exploration and development activity at La Guitarra.  Long term liabilities increased $369,361 to $3,005,842 as the result of recognizing a deferred income tax liability in Mexico of $841,996.

During the year ended December 31, 2006 cash flows used in investing activities were $5,008,717 (2005 - $2,932,373) with the funds coming from financing activities, operations and cash. These funds were primarily used for exploration and development work at La Guitarra.

As of August 1, 2002, the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-based Payments, which has been applied prospectively.  All stock-based awards made to non-employees and employees are recognized and measured using the Black-Scholes Model to estimate the fair value at the date of grant.  The Company records options as an expense over the life of the option, and records the expense as an extraordinary item. During the year ended December 31, 2006 the Company recorded a stock-based compensation expense of $1,666,470 (2005 - $270,262).

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters.

	December 31	September 30	June 30	March 31
	2006	2006	2006	2006
	$	$	$	$
Total revenue	1,542,224	2,009,404	2,691,220	2,325,476
Operating profit	(335,498)	1,090,936	1,344,112	868,031
Net income (loss)	(945,308)	(351,610)	142,734	(338,209)
Net gain (loss) per-share	(0.03)	(0.01)	0.00	(0.01)
Net gain (loss) per-share fully diluted	(0.03)	(0.01)	0.00	(0.01)

	December 31	September 30	June 30	March 31
	2005	2005*	2005*	2005*
	$	$	$	$
Total revenue	1,354,722	1,957,094	2,046,217	1,828,993
Operating profit	537,120	500,169	822,411	722,709
Net gain (loss)	(55,517)	244,464	198,575	331,556
Net gain (loss) per-share	(0.00)	0.01	0.01	0.02
Net gain (loss) per-share fully diluted	(0.00)	0.01	0.01	0.02

*Restated

Revenues are from operations at La Guitarra. Revenue is recognized net of third party refining and treatment charges.  Revenues are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian Dollar, the selling currency, the American Dollar, and the Mexican Peso.  See section 2.e) Foreign Currency Translation of the Notes to Consolidated Financial Statements.

Revenues for the quarter ended December 31, 2006 were $1,542,224.  Revenues during the quarter were lower than preceding three quarters as a result of normal delays in concentrate shipments and payments at calendar year end and the processing of lower grade surface ores.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

On December 31, 2006 the Company had cash reserves of $2,184,209, current assets of $4,803,473 and net working capital of $1,525,734 (December 31, 2005 - $846,625).  Subsequent to December 31, 2006 the Company received gross proceeds of $1,913,729 from the exercise of 360,072 stock options and 1,789,075 warrants.  The Company is confident that its cash reserves and positive cash flow are sufficient to meet its financial obligations and current expansion plans.

The following table summarizes the Company’s contractual obligations on December 31, 2006.

Contractual Obligations	Payments Due by Period
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long Term Debt	$2,913,250	$582,650	$1,165,300	$1,165,300	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Leases	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long Term Obligations*	$171,057	Nil	Nil	Nil	$171,057
Total Contractual Obligations	$3,084,307	$582,650	$1,165,300	$1,165,300	$171,057

*Asset retirement obligation – Present value of reclamation and closure costs

In order to implement long term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, the Company may need to raise additional funds.  At this time the Company does not know of any demands, commitments, or future events which will materially affect its liquidity.  As in many small resource companies cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing.  No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

During the year ended December 31, 2006 consulting and management fees paid to directors and officers of the Company amounted to $386,152 (2005 -$316,358).

All sales of mineral concentrate are to Compañia Minera Peña de Bernal S.A. de C.V., a wholly owned subsidiary of Luismin S.A. de C.V., a significant creditor of the Company.

During the year ended December 31, 2006 directors of the Company exercised options to purchase 393,122 Common Shares at prices ranging from $0.75 to $0.85 each and the Company received $313,852.  In addition, directors and officers of the Company exercised 386,834 share purchase warrants ranging in price from $0.90 to $1.55 and the Company received $475,118.

Critical Accounting Policies

The Company’s critical accounting policies are summarized in Note 2 to its consolidated financial statements.  In the preparation of its consolidated financial statements the Company uses Canadian Generally Accepted Accounting Principles, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure.  Estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results may differ from these estimates.

Changes in Accounting Policy

The Company’s accounting policy is described in the notes to the Company’s audited annual financial statements for the year ended December 31, 2006.  During 2006 there were no changes in the accounting policy.

Financial Instruments and Other Instruments

The Company held cash and cash equivalents at December 31, 2006 as shown in the audited consolidated annual financial statements.  There were no off-balance sheet or other instruments.

Disclosure of Outstanding Share Data

The Company has an unlimited number of Common Shares authorized, with 31,278,728 outstanding on December 31, 2006 and 33,427,875 as of the date of this MD&A.  On December 31, 2006 options to purchase 3,062,504 Common Shares and warrants to purchase 1,789,075 Common Shares were outstanding.  As of the date of this MD&A options to purchase 3,050,182 Common Shares were outstanding.

Outlook

During fiscal 2007 the Company will continue work to expand operations at La Guitarra including further development of the San Rafael Mine.  The potential to open new production centers as Mina de Agua and Nazareno will continue to be assessed and the Company hopes make production decisions on these areas during the year.

Genco believes that continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources and the discovery of new areas of mineralization.  As the potential of the Temascaltepec District becomes better known, Management will use this knowledge and the information obtained from ongoing metallurgical studies to plan future production and infrastructure expansion.

Management believes the Temascaltepec District has excellent exploration potential and production may be developed significantly beyond its current levels.  In order to exploit the production potential of the District Management is currently investigating several potential future mining and milling scenarios including mining from both surface and underground and expanded processing capacity.  Potential expansion of processing capacity could include expansion of the existing mill, construction of a heap leach operation, construction of a new mill or mills in the District or a combination of new and expanded milling capacity and heap leach.

The Company is confident demand for gold and silver will lead to continued price support and has no plans to hedge future production at this time.

Genco continues to pursue the acquisition of producing or near production stage assets, but believes any acquisition must be accretive.  La Guitarra provides a strong platform from which to grow the Company through expansion, acquisition or both.

Qualified Person

All scientific and technical information concerning the Company’s projects which form the basis for disclosure regarding such projects contained in this MD&A, other than the resource and reserve estimates, was prepared by or under the supervision of a Company Director, James McDonald B.Sc. (Geology) and PGeo., a ‘qualified person’ for the purposes of NI 43-101.